FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2004


                         Brazilian Distribution Company
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                 (Translation of Registrant's Name Into English)

                          Av. Brigadeiro Luiz Antonio,
                          3126 Sao Paulo, SP 01402-901
                                     Brazil
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                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F X    Form 40-F
                                      ---            ---

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes     No X
                                     ---

                                   SIGNATURES



         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           COMPANHIA BRASILEIRA DE DISTRIBUICAO





Date: March 12, 2004                   By: /s/ Augusto Marques da Cruz Filho
                                           ----------------------------------
                                           Name:  Augusto Marques da Cruz Filho
                                           Title: Chief Financial Officer



                                       By: /s/ Fernando Queiroz Tracanella
                                           ----------------------------------
                                           Name:  Fernando Queiroz Tracanella
                                           Title: Investor Relations Officer

                                  EXHIBIT INDEX

99.1 The Company announces that it, together with Sendas and the Brazilian Anti-trust Agency (CADE) celebrated an Agreement of Preservation of Reversibility of the Deal, referring to the association of Sendas and CBD in Rio de Janeiro State.